SEC FILE NO. 812-[            ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

BOFA FUNDS SERIES TRUST

BOFA ADVISORS, LLC

100 Federal Street

Boston, Massachusetts 02110

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Bank of America Tower

One Bryant Park

New York, New York 10036

APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940,

AS AMENDED, FOR AN ORDER EXEMPTING THE APPLICANTS FROM THE PROVISIONS OF SECTION

17(a) OF SUCH ACT.

Please direct all communications concerning this Application to:

Robert M. Kurucza, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C. 20001

(202) 346-4000

with copies to:

Peter T. Fariel, Esq. Bank of America, N.A. MA5-100-11-04 100 Federal Street 11th Floor Boston, Massachusetts 02110	Amy H. Farris, Esq. Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower NY1-100-18-05 One Bryant Park 18th Floor New York, New York 10036

This Application (including Exhibits) consists of 62 pages.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

BOFA FUNDS SERIES TRUST

BOFA ADVISORS, LLC

100 Federal Street

Boston, Massachusetts 02110

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Bank of America Tower

One Bryant Park

New York, New York 10036

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING THE APPLICANTS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT.

I. INTRODUCTION

This application (“Application”) is filed on behalf of BofA Funds Series Trust (the “Trust”), a registered investment company, on behalf of its series thereof (the “Funds”), BofA Advisors, LLC (together with any successor, the “Advisor”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with any successor, “MLPF&S”) (the Trust, the Advisor and MLPF&S, collectively, the “Applicants”).1 On December 29, 2008, the Advisor (formerly known as “Columbia Management Advisors, LLC”), Banc of America Securities, LLC (“BAS”), a broker-dealer that was merged with and into MLPF&S, and predecessor registered investment companies or series thereof to the Funds (“Original Applicants”) received an order of exemption (the “BAS Order”) from the U.S. Securities and Exchange Commission (the

[1]	Any such succession shall be solely by way of change in organization, such as reincorporation or reorganization as a partnership or similar entity.

“Commission”) under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing relief from the provisions of Section 17(a) of the 1940 Act that permitted the Funds to buy from, or sell to, BAS, certain taxable money market instruments including repurchase agreements.2

On November 1, 2010, BAS was merged into MLPF&S (the “Merger”), with MLPF&S as the surviving corporation.3 While the BAS Order provided relief to BAS and any successor to BAS, the BAS Order included a footnote, similar to footnote 1 of this Application, that stated, “[a]ny succession shall be solely by way of change in organization, such as reincorporation or reorganization as a partnership or similar entity.”4 Based on this footnote, it is unclear as to whether MLPF&S may rely on the BAS Order because the Merger involved not only a change in organization of BAS but also the merger of BAS into MLPF&S. Accordingly, the Applicants, to avoid any interpretive issues, are hereby filing this Application to obtain the same relief for MLPF&S and the Applicants as that provided to BAS and the Original Applicants under the BAS Order.

[2]	See Banc of America Funds Trust, et al. Investment Company Act Release Nos. 28573 (December 1, 2008) (notice) and 28526 (Dec. 29, 2008) (order).
[3]	More specifically, on November 1, 2010, Banc of America Securities Holdings Corporation (“BASH”), a wholly owned subsidiary of Bank of America Corporation (“BAC”), merged into Merrill Lynch, & Co., Inc. (“ML&Co.”), another wholly owned subsidiary of BAC, with ML&Co. as the surviving corporation. As a result of the merger, all of the issued and outstanding capital stock of ML&Co. remained outstanding and all issued and outstanding capital stock of BASH was cancelled with no consideration paid with respect thereto. In addition, as a result of the merger, BAS, a direct, wholly owned broker-dealer subsidiary of BASH, became a direct, wholly owned broker-dealer subsidiary of ML&Co. Subsequently, BAS was merged into MLPF&S, a direct wholly owned broker-dealer subsidiary of ML&Co., with MLPF&S as the surviving corporation in this Merger. As a result of the Merger, all of the issued and outstanding capital stock of MLPF&S remained outstanding and all of the issued and outstanding membership interests of BAS were cancelled with no consideration paid with respect thereto. In addition, as a result of the Merger, MLPF&S, as the surviving corporation, remained a direct wholly-owned broker-dealer subsidiary of ML&Co. and an indirect wholly-owned broker-dealer subsidiary of BAC.
[4]	See id.

As described below, the exemptive relief requested hereby is consistent with relief granted by the Commission in a number of other substantially similar contexts.

II. THE APPLICANTS

A.	The Trust

The Trust is currently comprised of eleven (11) Funds, each of which is a money market fund subject to Rule 2a-7 under the 1940 Act (“Rule 2a-7”). As of April 30, 2011, the Trust had net assets of approximately $52.3 billion.5 The Trust is an open-end investment company registered under the 1940 Act and is organized as a Delaware statutory trust. Responsibility for the overall management of the Trust and Funds rests with the Trust’s Board of Trustees6 (the “Board”). The Board formulates the general policies of the Trust and generally meets at least quarterly to review the investment activities, practices, and performance of the Trust and Funds, and to discuss other matters affecting the Trust and Funds. The Trust also has registered shares for the Funds under the Securities Act of 1933, as amended (the “1933 Act”).

B.	Bank of America, N.A. and Bank of America Corporation

Bank of America, N.A. (“Bank of America”) is a national banking association headquartered in Charlotte, North Carolina that conducts retail, trust and commercial banking operations. It is one of the largest banking organizations in the country. Bank of America Corporation (“BAC”), the indirect parent company of Bank of America, is a regulated financial services holding company organized as a Delaware corporation that operates in all 50 states and the District of Columbia and more than 40 non-U.S. countries. BAC serves approximately 58 million consumer and small business relationships and has more than 5,900 banking centers, more than 18,000 ATMs, nationwide call centers and online and mobile banking platforms.

[5]	As of April 30, 2011, approximately $52.0 billion of Fund assets was invested in money market instruments (including repurchase agreements).
[6]	As used herein, “Trustee” means a director or trustee.

BAC provides a diversified range of banking and certain nonbanking financial services and products both domestically in certain international markets through five business segments: Deposits, Global Card Services, Consumer Real Estate Services, Global Banking & Markets and Global Wealth & Investment Management. On December 31, 2010, BAC had $2.3 trillion in assets and approximately 288,000 full-time equivalent employees.

C.	The Advisor

The Advisor serves as the primary investment adviser for the Funds. The Advisor is a direct wholly owned subsidiary of BofA Global Capital Management Group, LLC (“BGCMG”), which in turn is a direct wholly owned subsidiary of Bank of America, which in turn is an indirect, wholly owned banking subsidiary of BAC. The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment advisory fees of the Advisor with respect to each of the Funds are calculated as an annual percentage of the average daily net assets of each Fund. As of April 30, 2011, the Advisor managed approximately $61.8 billion in mutual fund assets and $83.5 billion in total assets.

For purposes of the relief sought by the Applicants, the term “Advisor” also includes any other existing or future investment adviser registered under the Advisers Act which acts as investment adviser or sub-adviser to a Fund and which controls, is controlled by, or is under common control (as defined in Section 2(a)(9) of the 1940 Act) with BofA Advisors, LLC or MLPF&S.7

D.	The Funds

[7]	Any Advisor that currently intends to rely on the requested order is named as an Applicant in this Application. Any other Advisor that relies on such order in the future will comply with the terms and conditions set forth in this Application.

Within the Trust there are currently eleven (11) Funds, each of which is a money market fund: BofA Cash Reserves, BofA Money Market Reserves, BofA Treasury Reserves, BofA Government Reserves, BofA Tax-Exempt Reserves, BofA Municipal Reserves, BofA California Tax-Exempt Reserves, BofA New York Tax-Exempt Reserves, BofA Government Plus Reserves, BofA Connecticut Municipal Reserves and BofA Massachusetts Municipal Reserves.

Each Fund has the following investment objective (although each is phrased somewhat differently): to maximize current income consistent with the preservation of capital and the maintenance of liquidity. Each Fund values its portfolio for net asset value purposes in accordance with Rule 2a-7. As of April 30, 2011, the aggregate amount of net assets of the Funds was approximately $52.3 billion. Under Rule 2a-7, the Funds must limit fund investments to securities with a remaining maturity of not more than three hundred ninety-seven (397) days (thirteen (13) months) and maintain a dollar-weighted average portfolio maturity of not more than sixty (60) days. The dollar-weighted average maturity varies among the Funds, depending on, among other things, their guidelines, strategies and permitted investments. For instance, certain government money market Funds may invest primarily in overnight repurchase agreements, resulting in a very short dollar-weighted average maturity. As of the end of the most recent quarterly period ended March 31, 2011, the average maturity of the Funds advised by the Advisor ranged in days from a high of 52 days to a low of 14 days. Each Fund has an investment advisory agreement with the Advisor pursuant to which the Advisor provides investment advisory and management services subject to the general supervision of the Board.

For purposes of the relief sought by the Applicants, the term “Funds” includes, in addition to the Funds, all future series of the Trust, or any other registered investment company or series thereof that is advised or sub-advised by the Advisor, and that is permitted to invest in taxable money market instruments, including repurchase agreements (“Future Funds”).8

E.	MLPF&S

MLPF&S is a wholly owned subsidiary of ML&Co., which in turn is a wholly owned subsidiary of BAC. MLPF&S, in addition to its retail brokerage customer services, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and a full service investment banking firm.9 MLPF&S provides its clients with a broad range of investment banking services, among which are the public underwriting and private placement of equity and debt securities, including a wide variety of taxable money market instruments and repurchase agreement transactions, and merger and acquisition advisory services.

MLPF&S, which is a Primary Dealer (as defined below) in U.S. Government securities, has grown into one of the largest dealers in commercial paper, repurchase agreements and other taxable money market instruments in the United States. The Applicants believe that MLPF&S’ extensive dealing in taxable money market instruments and repurchase agreements makes it a very significant source for money market investment opportunities as well as for related market information and expertise. The current market share of MLPF&S in these types of securities exceeds or is generally comparable to the market share positions and percentages of BAS that were referenced in the exemptive application underlying the BAS Order. Further information regarding MLPF&S’ role in the money market is set forth below in Section III.B.

F.	Factual Independence

[8]	Any such investment company or series thereof that relies on the requested relief in the future will do so only in accordance with the terms and conditions of the Application.
[9]	MLPF&S is also registered as an investment adviser under the Advisers Act. For purposes of this Application, the relief sought applies to MLPF&S as broker-dealer only. The requested relief will not extend to any investment company advised or sub-advised by MLPF&S.

As stated above, the Advisor is a direct, wholly owned subsidiary of BGCMG, which in turn is a direct wholly owned subsidiary of Bank of America, which in turn is an indirect, wholly owned banking subsidiary of BAC. MLPF&S and the Advisor are functionally independent of each other and operate as separate entities under the umbrella of BAC, the parent holding company, as described herein. While MLPF&S and the Advisor are under common control, each company has its own separate directors, has separate officers and employees, is separately capitalized and maintains its own books and records, except as described below. Additionally, the Advisor and MLPF&S operate on different sides of appropriate information barriers with respect to portfolio management activities and investment banking activities. Investment management decisions for the Funds are determined solely by the Advisor and may in the future include other investment advisers (as defined in Section 2(a)(20) of the 1940 Act) that serve as subadvisers to the Funds, that are unaffiliated with the Advisor, and that do not include MLPF&S. The portfolio managers and other employees that are responsible for portfolio management for registered investment companies function exclusively on behalf of the Advisor (or its affiliates), and not MLPF&S.

There is one dual officer of the Advisor and MLPF&S who provides tax services to each entity. The role of this dual officer is devoted exclusively to providing operational and administrative support to both the Advisor and MLPF&S associated with internal corporate tax matters. The support that the dual officer provides to the Advisor and MLPF&S includes reviewing and signing corporate income and franchise tax returns, entering into closing agreements with federal and state taxing authorities involving corporate income, franchise and sales tax matters, ensuring proper adherence to FAS 109 – Accounting for Income Taxes on a quarterly and annual basis, and consulting on the tax implications of the corporations’ business activities. Accordingly, the dual officer does not engage in any activity for MLPF&S relating to brokerage, underwriting or investment banking services (other than the tax functions described above), and does not have any involvement with investment management activities (other than the tax functions described above).

Condition 7 below describes various other elements of the independence between the Advisor and MLPF&S. Important among these elements is the fact that the Advisor, on the one hand, and MLPF&S, on the other, operate on different sides of appropriate walls of separation with respect to the Funds and the Eligible Securities.10 More specifically, MLPF&S and the Advisor maintain physically separate offices; investment decisions for the Funds will be determined solely by the Advisor and potentially other investment advisers (as defined in Section 2(a)(20) of the 1940 Act) that serve as subadvisers to the Funds, that are unaffiliated with the Advisor, and that do not include MLPF&S; and the personnel assigned to the Advisor’s investment advisory operations on behalf of the Funds will be exclusively devoted to the investment advisory businesses and affairs of the Advisor and the businesses of its affiliates (other than MLPF&S), and have lines of reporting responsibility solely within the Advisor or the businesses of its affiliates (other than MLPF&S).11 The personnel assigned to the Advisor’s investment advisory functions who are also involved with the business of other affiliates have absolutely no function or responsibility with respect to MLPF&S. In addition, the compensation of persons employed by the Advisor will not depend upon the volume or nature of trades effected by the Advisor for the Funds with MLPF&S under the requested exemption, except to the limited

[10]	Italicized terms have the meanings set forth in paragraph (a) of Rule 2a-7 under the 1940 Act.
[11]	The Advisor and its employees, on the one hand, and MLPF&S and its employees, on the other, each ultimately directly or indirectly reports to BAC.

extent that such trades may minimally affect the profits and losses of BAC and its subsidiaries as a whole or to the extent that such trades affect the investment performance of a Fund.

The principal offices of the Advisor are currently located at 100 Federal Street, Boston, Massachusetts, 02110. The principal offices of MLPF&S are currently located at Bank of America Tower, One Bryant Park, New York, New York 10036.

III. BACKGROUND ON PROPOSED TRANSACTIONS

A.	Description of the Money Market

The money market is the securities market for short-term borrowing and lending where dealers trade in money market instruments, which include short-term debt instruments and repurchase agreements. The money market relies upon elaborate communications networks among dealer firms, principal issuers of money market instruments and principal institutional buyers of such instruments. The portfolio securities in which each of the Funds, consistent with their stated investment objectives and practices, may invest consist of high-credit quality short-term taxable money market instruments, including repurchase agreements. Future Funds may also be authorized to invest in taxable money market instruments, in addition to the other instruments permitted by their respective investment policies and strategies. As of April 30, 2011, the Trust had an aggregate balance of approximately $52.3 billion in net assets of which approximately $52.0 billion consisted of investments in money market instruments and repurchase agreements. As a general matter, money market instruments are issued by obligors with high credit ratings, and, accordingly, offer a high degree of safety of principal. Furthermore, because of their short maturities (generally no longer than one year and usually less than ninety (90) days), such instruments involve only a relatively small risk of principal loss due to changes in interest rates. For the most part, taxable money market instruments consist of short-term U.S. Treasury instruments (primarily U.S. Treasury bills and notes), short-term U.S. Government Agency instruments, bank money market instruments (such as negotiable certificates of deposit, time deposits and bankers’ acceptances), bank notes, commercial paper and other short-term fixed income instruments including medium-term notes with qualifying remaining maturities.

Repurchase agreements are a special kind of money market instrument under which one counterparty to a transaction acquires ownership of an instrument but, at the time of such purchase, the purchaser agrees to resell and the seller agrees to repurchase the instrument at a mutually agreed-upon date and price. Typically, an investor with a need to make a short-term investment (often just overnight) will arrange with a dealer to purchase a specific instrument and sell it back to the dealer at a specific date and price quoted in terms of a market rate of interest. Repurchase agreements are commonly used by mutual funds due to the ease, liquidity and security of such investments. Each of the current Funds are, and the Future Funds may be, authorized to enter into repurchase agreements with various broker-dealers and banks in accordance with guidelines established by the Board.12

Practically all trading in money market instruments takes place in over-the-counter markets consisting of groups of dealer firms that are primarily major securities firms or large banks. The largest group of such dealers consists of Primary Dealers that report their daily positions and trading to the Federal Reserve Bank of New York.13 Money market instruments

[12]	Only Funds that are so authorized will enter into repurchase agreements with MLPF&S if the requested relief is granted.
[13]	Primary Dealers” are banks and securities broker-dealers that trade in U.S. Government securities with the Federal Reserve Bank of New York. Primary Dealers are required to participate meaningfully in both the Federal Reserve’s open market operations and Treasury auctions and to provide the Federal Reserve’s trading desk with market information and analysis that are helpful in the formulation and implementation of monetary policy. As of March 31, 2011, there were twenty (20) Primary Dealers.

are generally traded in round lots of $1,000,000 on a net basis and do not normally involve either brokerage commissions or transfer taxes. The cost of portfolio transactions to the Funds consists primarily of dealer or underwriter spreads. Spreads vary among money market instruments but dealer spreads generally do not exceed 1-5 basis points (.01% to .05%). It has been the experience of the Funds that spreads have narrowed and there is not a great deal of variation in the spreads charged by the various dealers, except during turbulent market conditions. Unlike a central auction market, such as The New York Stock Exchange, where buyers and sellers are matched in agency transactions and retail buyers or sellers can readily determine the price at which instruments are being traded, the money market relies upon elaborate communications networks among dealer firms, principal issuers of money market instruments and principal institutional buyers of such instruments. Because the money market is a dealer market rather than an auction market, there is not a single obtainable price for a given instrument that generally prevails at any given time. A dealer acts either as “agent” on behalf of issuer clients or as “principal” for its own account. In either capacity, a dealer posts rates throughout its internal, private distribution networks that are intended to reflect “market clearing price levels,” as determined by the dealer. Only customers of the dealer seeking to purchase money market instruments have access to these postings. Most transactions in these instruments are completed before noon in order to ensure same-day settlement. In light of the manner in which the money market operates, in order for an investor to be able to make effective decisions, it is critical that the investor have access to as much information that dealers make available to their customers as possible on a real-time basis.

As is the case with money market instruments generally, all repurchase agreement transactions occur in the over-the-counter market, which is a dealer market comprised of major securities firms and large banks. Repurchase agreement transactions generally involve U.S. Treasury instruments, U.S. government agency instruments and other taxable money market instruments in amounts of $5,000,000 or more and do not normally involve either brokerage commissions or transfer taxes. The investment rate quoted by the dealer is a function of the size of the transaction, the duration of the repurchase agreement, the credit quality, marketability and maturity of the underlying collateral, and the credit quality of the dealer. The rate also reflects the manner in which the transaction is settled and, in particular, whether the instrument is actually delivered to the investor or held in safekeeping by the dealer or a third party.

Because of the variety of types of money market instruments, the money market is very segmented. The market for the different types of instruments will vary in terms of price, volatility, liquidity and availability. Although the rates for the different types of instruments tend to fluctuate closely together, there are significant differences in yield among the various types of instruments, and even within the particular type, depending upon the maturity date and the credit quality of the issuer. Moreover, from time to time segmenting exists within money market instruments with the same maturity date and rating. The segmenting is based on such factors as whether the issuer is an industrial or financial company, whether the issuer is domestic or foreign and whether the instruments are asset-backed or unsecured. For example, First Tier commercial paper issued by an industrial company may trade differently than First Tier commercial paper issued by a foreign financial institution even though both instruments have an identical rating and maturity date. In addition, because dealers tend to specialize in certain types of money market instruments, the particular needs of a potential buyer or seller in terms of type of instrument, maturity or credit quality may limit the number of dealers who can provide the most beneficial terms available. Hence, with respect to any given type of instrument, there may be only a few dealers that have such instruments in inventory (or can readily add such instruments to inventory) and be in a position to quote a competitive price.

The market for repurchase agreements is also segmented. For example, there are only a limited number of dealers, including MLPF&S, that regularly have sufficient amounts of the various kinds of instruments in inventory, or have access to such instruments, to permit those dealers to engage in the kinds of repurchase agreements that will be attractive to institutional investors such as the Funds. In addition, only a few dealers tend to emphasize certain maturities with respect to the agreements in which they engage. Specifically, regarding short-term repurchase agreements, only a small number of dealers will offer a broad range of maturities of seven days or less, one week to one month or one month to three months. As a result, there may be only a few dealers that will be able to quote a competitive price in a particular kind of short-term repurchase agreement with a particular maturity. Besides the limited number of available dealers, a dealer’s credit quality is also an important consideration, given that a repurchase agreement creates counterparty risk. On a collective basis, these considerations can significantly limit the number of dealers from which an institutional investor may, as a practical matter, obtain competitive quotes on repurchase agreements.

While the investment objectives of the Funds may vary, each of them may invest assets in taxable money market instruments including repurchase agreements, whether the purpose is in furtherance of their primary investment objective, to derive income from what would otherwise be funds awaiting investment, for temporary defensive purposes, or for other permissible reasons.

B.	Participation of MLPF&S in the Money Market

Definitive statistics are not published as to the respective market shares of individual dealers in the different types of money market instruments. However, reasonable estimates of MLPF&S’ market share can be derived from publicly available information.

MLPF&S (which now includes the combined businesses of BAS and MLPF&S) has become one of the world’s largest dealers in taxable money market instruments, ranking among the top firms in each of the major markets and product areas. MLPF&S serves as a dealer for at least 550 third-party issuers, including government agencies, domestic and multinational industrial corporations, banks, finance companies and special purpose entities sponsored by a wide range of financial and industrial companies. MLPF&S’ average daily trading volume in money market instruments (excluding repurchase agreements and treasuries) has grown significantly to approximately $14.1 billion per day versus $101.9 billion in total volume for money market instruments as a whole (excluding repurchase agreements and treasuries). For repurchase agreements, MLPF&S’ average daily trading volume is $198 billion versus $4.9 trillion in daily total market volume for repurchase agreements. Accordingly, it is important for the Funds to be able to enter into money market transactions with MLPF&S to access the widest range of investment opportunities for the benefit of their respective shareholders.

1.	Taxable Commercial Paper

The taxable commercial paper market was estimated at approximately $1.161 trillion of total outstanding commercial paper as of May 2011, according to information published by the Board of Governors of the Federal Reserve System (which can be found at the Internet address http://www.federalreserve.gov/releases/CP). As stated earlier, MLPF&S is a major dealer in the commercial paper market. Set forth below is information obtained from Bloomberg that illustrates that, as of May 4, 2011, MLPF&S was the largest dealer in terms of number of U.S. commercial paper programs in which it participates as a dealer.

			Market Share
		Number of	by Number of
Rank	Firm	Issuers (1)	Programs (1)
1	Bank of America Merrill Lynch	656	66.0%
2	Goldman Sachs	457	46.0%
3	JP Morgan Chase	416	41.9%
4	Citigroup	380	38.2%
5	Morgan Stanley	241	24.2%
6	Barclays	233	23.4%
7	Credit Suisse	191	19.2%
8	Deutsche Bank	129	13.0%
9	Wells Fargo	95	9.6%
10	Suntrust	25	2.5%

(1)	Bloomberg as of 4/30/2011. Based on actively-rated programs

In addition, three of the other four top-five largest dealers are affiliated with investment companies who have applied for and been granted exemptive relief from Section 17(a) of the 1940 Act substantially similar to that requested by the Applicants.14

In addition to acting as a major secondary market dealer, MLPF&S has been designated as placement agent on 656 commercial paper programs, representing 66% of the total market. Of these 656 programs, 24 were added in 2009, 31 in 2010, and 15 through the four months ended April 30, 2011. From January 1, 2011 through April 30, 2011, MLPF&S placed approximately $1.017 trillion of U.S. commercial paper, which is approximately 15% of the total market volume from January 1, 2011 to April 30, 2011.

[14]	See Institutional Liquid Assets, Investment Company Act Release Nos. 20733 (Nov. 23, 1994) (order) and 20653 (Oct. 25, 1994) (notice) (Goldman Sachs); J.P. Morgan Fleming Asset Management (USA), Inc., Investment Company Act Release Nos. 25608 (June 11, 2002) (order) and 25574 (May 15, 2002) (notice) (J.P. Morgan Chase); and Morgan Stanley Investment Management, Inc., Investment Company Act Release Nos. 28150 (Feb. 13, 2008) (order) and 28125 (Jan. 18, 2008) (notice) (Morgan Stanley).

Information set forth above and obtained from the Federal Reserve Bank commercial paper release – Historical Outstandings – and Bloomberg show that despite a drop of 18.0% in the total amount of commercial paper outstanding since Q1 2009, MLPF&S’ market share of dealer-placed commercial paper increased to 57% and MLPF&S remains the largest dealer in the marketplace.

In markets characterized by increased volatility and declining credit quality, it is extremely important for a Fund to have access to the largest number of dealers that can provide competitive pricing and liquidity. In this regard, it is imperative that the Funds not be deprived of access to MLPF&S as a highly rated counterparty, particularly in light of the declining amount of First-Tier commercial paper outstanding; consolidation in the broker-dealer community (as discussed below); MLPF&S’ 57% market share of dealer-placed commercial paper placement activity and 14.6% of total commercial paper outstandings; and the continued growth of the Funds and their need for liquidity.

2.	Repurchase Agreements

The Applicants are not aware of any specific recognized source that publishes information regarding the amount of activity or relative rankings of dealers who participate in the market for repurchase agreements (the “Repo Market”).15 Applicants believe, however, that MLPF&S plays a relatively significant role in the Repo Market. According to information published on the Securities Industry and Financial Markets Association’s website (which can be found at the Internet address http://www.sifma.org/research/statistics.aspx (and then by selecting “US Primary Dealer Financing (xls) - quarterly data to Q1 2011 Updated 4/15/11”), there was approximately $4.9 trillion in outstanding repurchase agreement transactions (including reverse repurchase agreement transactions) on an average daily basis for the quarter ended March, 2011. MLPF&S’ average daily repurchase agreement transaction volume, for the calendar year ended 2010, was approximately $198 billion. MLPF&S estimates that the ten (10) leading dealers in the Repo Market control more than 65% of the market, and that MLPF&S’ market position is among these ten (10) leading dealers.

MLPF&S and its predecessors have been extensively involved in the Repo Market for at least thirty-five (35) years. In addition to its inventory and transactional capabilities, MLPF&S offers its customers a high level of expertise and critical market information and insight. Access to MLPF&S’ inventory and transactional capabilities would enable the Funds to have access to all available investment opportunities. Access to MLPF&S’ information and insight would allow the Funds to take advantage of those investment opportunities. Because the money market operates at an extremely fast pace, investors need access to such resources. The ability to work with as many of the top ten (10) highly rated dealers as possible is imperative for an investor,

[15]	Dealers who participate in the Repo Market periodically publish data reflecting net positions in repurchase agreement transactions. Because such data show only net positions, they do not permit extrapolation as to the gross volume of a dealer’s repurchase agreement transactions.

such as the Funds. In addition, access to multiple sources of investments and information ensures that other dealers, with which the investor transacts business, have the greatest incentive to offer the investor the most competitive terms. Given the dominant positions of a small number of repurchase agreement dealers, the need to have MLPF&S as an available source becomes particularly acute, as even the slightest diminution of access can hinder the Funds’ investment choices and can have other adverse consequences.

Also, as discussed below, there are factors such as consolidation in the financial industry (in addition to MLPF&S’ relatively significant market share) that make it important for the Funds to have access to MLPF&S. Consolidation of the financial industry has also resulted in a reduction in the number of Repo Market dealers over the past five (5) to ten (10) years. The Funds’ need for access to all remaining Repo Market dealers is increasingly important to maintain competitive pricing levels for their transactions. Excluding even one dealer may greatly reduce liquidity in this consolidating market.

3.	United States Treasury Instruments

MLPF&S is one of the twenty Primary Dealers (as of March 31, 2011) and has been active in this role since the 1980s. Only Government securities dealers that participate meaningfully in both the Federal Reserve Bank’s open market operations and Treasury auctions, provide the Federal Reserve Bank’s trading desk with market information and analysis that may be useful to the Federal Reserve in the formulation and implementation of monetary policy, meet and maintain certain capital standards, meet all requirements for statistical reporting and otherwise are meaningful market participants achieve Primary Dealer status. According to the Federal Reserve Bank of New York report on Primary Dealers, the number of Primary Dealers achieving this status has declined by more than 33% since April 2000.

The U.S. Treasury Bill market consists of short-term government obligations that are sold on a weekly basis through public auctions. MLPF&S’ Primary Dealer desk actively participates in these auctions. A dealer’s share in the U.S. Treasury Bill market is best reflected in its secondary market. At the end of March 31, 2011, MLPF&S’ market share in the U.S Treasury Bills’ market was 11.9%.

4.	United States Agency Instruments

Since 2000, MLPF&S has experienced growth in several categories of activity involving instruments issued by U.S. Government agencies (“Agencies”), and government sponsored enterprises, commonly referred to together as Agencies, including the Government National Mortgage Association, Tennessee Valley Authority (“TVA”), Federal Farm Credit Banks (“FFCB”), Federal Home Loan Banks (“FHLB”), Federal National Mortgage Association (“Fannie Mae”), and Federal Home Loan Mortgage Corporation (“Freddie Mac”).

MLPF&S ranked seventh (7th) at year end 2010, in underwriting activity involving Agency Instruments. MLPF&S’ market share of underwriting this category of Agency instruments averaged approximately 5% in 2010. In the Agency Discount Note market, consisting of notes maturing in one year or less, MLPF&S is a major dealer in all of the top-tier discount note programs. More specifically, MLPF&S is one of a select few Primary Dealers in each of the following Agency Discount Note programs: FFCB; FHLB; Fannie Mae; TVA; and Freddie Mac.

With combined 2011 year-to-date auction purchases (through April 20, 2011) of Agency Discount Notes issued by FHLB, Fannie Mae and Freddie Mac of over $40 billion, MLPF&S provides significant access for the investment community to a complete range of issues and maturities. In its capacity as a Primary Dealer, MLPF&S is able to provide direct access to the

Agency Discount Note “windows” on a daily basis, although this may be more significant for Fannie Mae than for others.

One of the most compelling reasons for granting the exemptive relief sought by the Applicants is the changing dynamic of the competitive Agency Discount Note marketplace. In a continuous effort to reduce their funding costs, all of the major Agencies rely upon dealer “takedown” business and weekly note auctions on an “all in” basis to place their paper. In this very competitive environment, it is not uncommon for a particular dealer to purchase a significant percentage of a particular issue. The Funds are disadvantaged when MLPF&S has purchased all or most of the discount notes offered at a particular auction. The Funds should have equal access to the dealer inventories that its competitors enjoy, including instruments purchased by MLPF&S. Based on 2011 year-to-date electronic trading volume for Agency Discount Notes (through April 30, 2011), MLPF&S traded $61 billion of $590 billion across dealers for a 10% market share on Bloomberg and $83 billion of $752 billion across dealers for a 11% market share on TradeWeb.

5.	Medium-Term Notes

MLPF&S is also one of the leading participants in the market for medium-term notes (“MTNs”). In general, MTNs are unsecured, noncallable, senior debt instruments, with fixed or floating rates and investment grade credit ratings. MTNs are generally issued by corporations, bank holding companies and finance companies. Typically MTNs are offered continuously in public or private offerings, with maturities (and corresponding interest rates or yields) between nine (9) months and thirty (30) years. Investors are generally able to specify their desired maturity. MTNs with nine-month to one-year maturities are important to the Funds as alternative money market investments to United States government instruments and bank certificates of deposit. MTNs are among the few investment alternatives available on the long end of permissible Rule 2a-7 instruments. For example, due to requirements applicable to commercial paper necessary to qualify for an exemption from registration under the 1933 Act, and requirements applicable to bankers’ acceptances to be eligible for discounting by a Federal Reserve Bank, commercial paper cannot have an initial maturity of more than nine (9) months, and bankers’ acceptances cannot have an initial maturity of more than six (6) months. Accordingly, MTNs represent a significant portion of the longer-term investment alternatives for the Funds.

MLPF&S is a significant placement agent/dealer for many MTN programs. According to information published by Bloomberg, MLPF&S ranked ninth (9th) through May 15, 2011, with a 4.5% market share.

MTN Program Rankings - January 1st through May 15, 2011

Managers	Proceeds ($ in millions)	Market Share (%)	Number of Issues
1 JP Morgan	4,485	23.9%	23
2 Barclays	3,812	20.3%	17
3 UBS	2,192	11.7%	6
4 First Tennessee	1,594	8.5%	51
5 BNP Paribas	1,390	7.4%	42
6 Goldman Sachs	1,335	7.1%	3
7 Credit Suisse	1,103	5.9%	20
8 Morgan Stanley	1,006	5.4%	25
9 BofA Merrill Lynch	838	4.5%	34
10 Deutsche Bank	640	3.4%	23

Source: Bloomberg as of May 15, 2011

Note: Full Credit to Each Manager

Prohibiting the Funds from transacting with MLPF&S for MTNs is denying access to one of largest participants in the MTNs market. The effect on the Funds is obviously magnified when the Funds are interested in purchasing investments that mature beyond nine (9) months.

C.	Consolidation in the Money Market Industry

Over the past several years, there have been a significant number of mergers and acquisitions involving major banks.16 From 1990 to March 31, 2011, the number of FDIC-insured commercial banks declined by 48% .17 During this period, there has also been a significant decline in the number of Primary Dealers.18 As a result, there is a substantially smaller number of major dealers who are active in the market than was the case only a few years ago. Among the factors that led to this trend were these significant mergers and acquisitions in the investment banking and commercial banking industries (which have caused dealers that formerly were independent and competing with one another to combine their operations), as exemplified by BAC’s own mergers and acquisitions, which have involved the former NationsBank, FleetBoston Financial, U.S. Trust Corporation, and LaSalle Bank among others. In addition, a number of financial institutions chose to discontinue actively participating in money market activities, some due to financial difficulties.

While the Applicants believe the decline in the number of participants in the money market has not impacted the overall price and the availability of money market instruments to purchasers in general, the availability of such instruments to the Funds has declined as MLPF&S’ market share has increased. The reduction in the number of participants makes it even more critical for investors to have access to as many dealers that are actively engaged in the

[16]	SNL Data Source, FactSet.
[17]	See http://www.fdic.gov/bank/statistical/stats/.
[18]

According to the article cited below and government statistics, from 1990 to March 31, 2011, the number of Primary Dealers has declined from 41 to 20. See Kenneth N. Gilpin, Credit Markets; Primary Dealers’ Profits Reportedly High in ’90, N.Y. TIMES Dec. 31, 1990 (numbering prime dealers at 41); and The Federal Reserve Bank of New York, Primary Dealers List (as of March 31, 2011), available at http://www.newyorkfed.org/markets/pridealers_current.html (identifying 20 Primary Dealers of Government securities reporting to the Government Securities Dealers Statistics Unit of the Federal Reserve Bank of New York).

market as possible. With substantially fewer dealers in the market, there are far fewer available sources of specific types and maturities of instruments to enable investors to effectively manage their portfolios. In particular, the availability of MLPF&S to the Funds is important not only because the number of industry participants has declined but because high-credit quality participants such as MLPF&S are becoming more important in the money market. Because the Funds currently do not have access to MLPF&S, which is one of the more significant remaining dealers, they are at a distinct competitive disadvantage compared to other institutional investors in this regard.

D.	Participation of the Funds

The Funds are among the largest money market fund complexes in the country, ranking seventeenth (17th) in overall assets of such complexes by iMoneyNet as of April 30, 2011. It is also important to note that among the top twenty (20) money market fund complexes, excluding the Advisor, four (4) (see table below) have applied for and been granted exemptive relief from Section 17(a) of the 1940 Act substantially similar to that sought by the Applicants.19

[19]	See J.P. Morgan Fleming Asset Management (USA), Inc., Investment Company Act Release Nos. 25608 (June 11, 2002) (order) and 25574 (May 15, 2002) (notice) (J.P. Morgan); Institutional Liquid Assets, Investment Company Act Release Nos. 20733 (Nov. 23, 1994) (order) and 20653 (Oct. 25, 1994) (notice) (Goldman Sachs); and Morgan Stanley & Co., Inc., Investment Company Act Release Nos. 28150 (Feb. 13, 2008) (order) and 28125 (Jan. 18, 2008) (notice) (Morgan Stanley). In 2006, the Commission staff extended the relief originally provided to Merrill Lynch to cover transactions with BlackRock, then an affiliated fund complex. See Merrill Lynch & Co. (pub. avail. Sept. 27, 2006); Merrill Lynch Ready Assets Trust, Investment Company Act Release Nos. 18748 (June 2, 1992) (order) and 18693 (May 6, 1992) (notice).

Rank*	Assets in Millions ($)	Complex
1	435,444.30	Fidelity
2	260,960.50	JPMorgan
3	227,074.80	Federated
4	204,288.30	BlackRock
5	182,927.60	Dreyfus
6	162,774.00	Vanguard
7	147,616.10	Schwab
8	143,635.40	Wells Fargo
9	128,693.70	Goldman Sachs
10	70,699.50	SSgA
11	69,683.20	Morgan Stanley
12	64,357.50	UBS
13	63,897.50	Legg Mason
14	63,469.00	Northern
15	58,039.00	Invesco
16	56,042.90	Deutsche
17	52,307.90	BofA Global Capital
18	39,663.40	First American
19	25,848.40	Prudential
20	21,836.00	RBC

*	Source: iMoneyNet, Inc. (April 30, 2011).

The Funds are among the largest purchasers of taxable money market instruments and as such have a strong need for unrestricted access to large quantities of such taxable money market instruments. The Future Funds may hold cash or cash equivalents to accommodate redemption requests, for temporary defensive purposes or other reasons. Although no Future Fund that is not a money market fund will generally invest as high a percentage of its assets in money market instruments and repurchase agreements as the Funds that are money market funds under ordinary circumstances, any non-money market Future Funds will benefit from the relief requested in this Application for the same reasons that the money market Funds will benefit.

Subject to the general supervision of the Boards, the Advisor is responsible for portfolio decisions and placing execution of the Funds’ portfolio transactions. The Advisor, on behalf of the Funds, has no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions. When placing orders, the Advisor must attempt to obtain the best net price and the most favorable execution of its orders. In doing so, it takes into account such factors as the price, size, type and difficulty of the transaction involved and the firm’s general execution and operational facilities. For repurchase agreement transactions in particular, the Advisor places great emphasis on the creditworthiness of the counterparty.

Access to MLPF&S will provide the Advisor and the Funds with a significant additional source for taxable money market instruments, the ability to obtain critical market information on a prompt basis, the opportunity to obtain an additional comparative price, the potential for greater diversification in the instruments held by the Funds and access to a counterparty with a strong credit rating. Unless the order requested herein is granted, the Funds will not have these benefits, will be effectively prevented from investing in the most efficient and optimal manner in the money market and will, as a practical matter, be placed at a competitive disadvantage relative to other funds and investors. While the concerns are much more acute for the Funds subject to Rule 2a-7 under the 1940 Act, they may also be very significant to the Future Funds, each of which may regularly invests in taxable money market instruments for many reasons, including as a means of deriving income from balances awaiting investment, balancing a portfolio and risk hedging. If the requested relief is not granted to the Future Funds, they will encounter the difficulties and problems that this Application describes and seeks to ameliorate, even if not to the same degree as the money market Funds which invest exclusively in money market instruments.

IV. REQUEST FOR EXEMPTIVE RELIEF

A.	Relief Requested

Section 17(a) of the 1940 Act prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property, subject to exceptions not relevant here. Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” to include any person “directly or indirectly controlling, controlled by or under common control with, such other person.” Because MLPF&S and the Advisor are under the common control of BAC, MLPF&S could be deemed to be an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act. Accordingly, MLPF&S could be deemed to be an affiliated person of an affiliated person of the Funds, because the Advisor, as the investment adviser of the Funds, could be deemed to be an affiliated person of the Funds under Section 2(a)(3)(E) of the 1940 Act. Thus, Section 17(a) would prohibit the Funds from selling or purchasing taxable money market instruments to or from MLPF&S to the extent MLPF&S is deemed an affiliated person of an affiliated person of the Funds.

Section 17(b) of the 1940 Act provides, however, that the Commission, upon application, may exempt a transaction from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the 1940 Act. Section 6(c) of the 1940 Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants hereby request an order of the Commission pursuant to Section 6(c) and Section 17(b) of the 1940 Act exempting certain transactions from the provisions of Section 17(a) of the 1940 Act so as to permit MLPF&S, acting as principal, to sell to or purchase from the Funds taxable money market instruments, and to engage in repurchase agreement transactions with the Funds, subject to the conditions set forth in Section V below.

Although the Applicants acknowledge the potential conflicts of interest posed by conducting principal transactions with an affiliate, they believe that the protective conditions set forth herein, when implemented by the Boards, the Advisor and MLPF&S, are reasonably designed to prevent any overreaching on the part of any person that could act to the detriment of a Fund and ensure that each transaction is effected on a reasonable and fair basis.

B.	Rationale for Order

The rationale behind the proposed order is based upon the reduction in the number of participants in the money market, the growing and significant role played in the money market by MLPF&S and the growing investment requirements of the Funds.

The continued ability to successfully manage over $50 billion of money market instruments and repurchase agreements is dependent upon the ability of the Funds to have meaningful access to the entire money market. The reduction in the number of participants in the money market has become an increasing concern for the Funds. The concerns caused by the reduction in the number of participants in the money market are exacerbated by the continued

growth of both the Funds and MLPF&S. The Applicants believe that the ability to conduct principal transactions with such a major participant in the marketplace as MLPF&S would help to alleviate these concerns.

Access to MLPF&S as a dealer in taxable money market instruments as requested herein would (a) provide the Funds with better access to opportunities to improve the yield on their money market investments by capitalizing on investment and trading opportunities; (b) permit the Funds to manage their overnight and longer-term liquidity in a relatively small number of transactions much more effectively; (c) support the Funds’ objectives of maintaining high credit standards in all of their money market investments; (d) enhance the ability of the Funds to implement and execute a comprehensive strategy of investment transactions over a broad range of maturity dates and diverse issues while lessening the impact of those transactions on the market as a whole; (e) enhance the ability of the Funds to restructure portfolios defensively by shortening average maturities in deteriorating markets; and (f) offer to the Funds expanded flexibility and opportunity to accommodate shareholder cash-flow requirements.

Given the segmented nature and dealer structure of the money market, the Applicants believe their inability to conduct principal transactions with MLPF&S hinders the Funds from taking full advantage of complete and effective access to the dealer market. Gaining access to MLPF&S, with its broad range of products and credit quality, is particularly important to the Funds in light of MLPF&S’ significant position in the money market.

As the Funds grow, their demands for high credit quality issuers and counterparties grow commensurately. In many cases, there may be only a few dealers that can provide access to a particular instrument at a competitive price. Access to MLPF&S will afford the Funds meaningful alternatives for additional investment opportunities. The Funds and the Advisor respectfully submit that access to all of the major dealers in the money market, including MLPF&S, will enhance the Advisor’s ability to manage the Funds, which will ultimately benefit the Funds’ shareholders.

The price that MLPF&S or any other dealer quotes with respect to a particular instrument depends on numerous factors. One important factor is the outlook of the particular dealer on future yields of market instruments, as well as the degree and type of market exposure such dealer carries at any point in time. At any given time, different dealers may quote different prices with respect to the same type of instrument. For institutional buyers, such as the Funds, obtaining the best price at such times means trading with the dealer that believes yields are increasing, has a relatively large market exposure and is liquidating inventory. Sellers will do best with dealers that believe yields will decrease and are seeking to build their inventory. Often a dealer will offer advantageous “swaps” to customers as a means of adjusting inventory. At times, such dealer may be MLPF&S and at such times the Funds would not have access to the most beneficial terms available unless the exemption requested hereby is granted.

Another significant factor in determining price is competition. Other dealers are aware that the Funds cannot currently trade with MLPF&S. Such dealers, in making quotations to the Funds, do not experience any competitive pressure to consider MLPF&S’ prevailing quotations. The situation may, upon occasion, adversely affect the terms available to the Funds even when they are trading with other dealers.

As demonstrated herein, MLPF&S is an important participant in the taxable money market. Applicants believe that permitting the Funds to transact with MLPF&S with respect to taxable money market instruments would be in the best interests of the Funds and their shareholders.

In summary, the Funds and MLPF&S believe that access to MLPF&S is critically important for the following reasons:

(a) With approximately $52.0 billion invested in money market instruments (including repurchase agreements) as of April 30, 2011, the Funds are major buyers and sellers in the money market with a strong need for unrestricted access to large quantities of high credit quality taxable money market instruments. The Applicants believe that the denial of access to such a major dealer as MLPF&S in these markets will hinder the Funds’ ability to manage their respective portfolios in the most effective manner.

(b) The policy of the Funds of investing in instruments with short maturities and repurchase agreements, combined with the active portfolio management techniques employed by the Advisor, results in the need to make ongoing purchases and sales of taxable money market instruments. This dynamic makes the need to obtain suitable portfolio instruments and repurchase agreements and the most beneficial terms available from the broadest possible range of major participants in the market especially compelling.

(c) MLPF&S is such a major participant in the money market that being unable to deal directly with it may, upon occasion, deprive the Funds of obtaining the most beneficial terms available.

(d) The money market, including the market for repurchase agreements, is highly competitive and precluding a competitor as important as MLPF&S from engaging in principal transactions with the Funds could indirectly deprive the Funds of obtaining the most beneficial terms available even when the Funds trade with other dealers.

C.	Protective Conditions

The proposed order contains a number of protective conditions designed to reduce the possibility of abuses of potential conflicts of interest and ensure that the terms of all principal transactions with MLPF&S will be fair and reasonable and not involve overreaching of the Funds by any person concerned. Applicants submit that these conditions provide more than adequate protection to the Funds which are all currently subject to Rule 2a-7 and will provide more than adequate protection to any Future Funds. Included among such conditions are conditions relating to type of instrument, price and price verification. Set forth below is a discussion of certain of these conditions.

1.	Type of Instrument.

A limitation on the type of instrument has been imposed to ensure that principal transactions with MLPF&S are only conducted in short-term, high credit quality debt-type instruments that offer safety of principal and reduced market risk. Conditions 1 and 2 provide that the order will only apply to Eligible Securities (with certain exceptions) and repurchase agreements.

2.	Price Test.

The proposed order contains provisions with respect to the price at which principal transactions may be conducted with MLPF&S designed to ensure that the Funds receive competitive prices. Conditions 4 and 5 provide that, with respect to principal transactions, the price available from MLPF&S is at least as favorable as the price available from other sources. Because of the highly fragmented nature of the money market, including the market for repurchase agreements, the price test is made applicable on a generic basis to comparable instruments rather than the particular instrument involved. The Applicants submit that it would be practically impossible to obtain quotes from other dealers as to the identical instrument of the same issuer. The Applicants believe that the quotes on comparable instruments are the functional equivalent of quotes on the instrument involved for purposes of pricing in the money market.

3.	Other Conditions.

Condition 6 provides that MLPF&S’ bid/offer spread will be no greater than its customary dealer spread, which in turn will be consistent with the average or standard spread of dealers in taxable money market instruments for the type of instrument and the size of the transaction involved. Given the competitive nature of the money market, it would not be practical, as a business matter, for MLPF&S to seek a greater spread. In addition, Condition 9 requires the Advisor and MLPF&S to prepare, with the assistance of their compliance departments, guidelines for personnel of the Advisor and MLPF&S, as the case may be, to make certain that transactions conducted pursuant to the exemption comply with the conditions set forth therein and that the parties maintain appropriate arm’s-length relationships. Finally, Condition 10 requires the audit committee of each of the Funds (each, an “Audit Committee”) or another committee which, in each case, consists of individuals who are not interested persons as defined in Section 2(a)(19) of the 1940 Act (“Independent Members”), to approve, periodically review and update as necessary, guidelines for the Advisor and MLPF&S reasonably designed to ensure that transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the required procedures are followed, and to monitor compliance with these matters. Among other things, these guidelines will be designed to harmonize procedures in all purchase and sale transactions made between a Fund and MLPF&S (whether made directly or indirectly through another Fund in the case of a Fund that may in the future become a fund of funds or which invests in a Fund for cash management purposes) to ensure compliance with the percentage limitations on purchases of Second Tier Securities found in Condition 1 and the volume limitations found in Condition 3.

V. PROVISIONS OF THE PROPOSED ORDER

For the reasons stated above, the Board has determined that it is in the best interest of each Fund to have access to MLPF&S to engage in the principal transactions and the repurchase agreements described above that would otherwise be prohibited by Section 17(a) of the 1940 Act. While it is the belief of the Board that the requested relief is in the best interest of each Fund, the Board is mindful of the potential conflicts of interest posed by conducting such principal transactions with an affiliated person. With this in mind, the Board will request its respective Audit Committee or other committee which, in each case, consists of Independent Members, to approve, periodically review and update as necessary, guidelines (“Guidelines”) for the Advisor and MLPF&S reasonably designed to ensure that the transactions conducted pursuant to the exemption comply with the conditions and procedures set forth in this Application. The Audit Committee or other committee will have, in each instance, reviewed each Fund’s participation in transactions substantially satisfying the terms and conditions set forth in the Guidelines described in this Application that, if approved by the Commission, would permit the Funds to conduct principal transactions and repurchase agreements with MLPF&S under conditions and subject to controls designed to ensure that the terms of each proposed transaction will be fair and reasonable, would not involve overreaching on the part of any person concerned and would eliminate the possibility of abuses of the potential conflicts of interest.

Applicants agree that the order granting the requested relief will be subject to the following conditions:

(1) Transactions Subject to the Exemption - The exemption shall be applicable to principal transactions in the secondary market and primary or secondary fixed-price dealer offerings not made pursuant to underwriting syndicates. The principal transactions that may be conducted pursuant to the exemption shall be limited to transactions in Eligible Securities. To the extent a Fund is subject to Rule 2a-7, such Eligible Securities must meet the portfolio maturity and credit quality requirements of paragraphs (c)(2) and (c)(3) of Rule 2a-7. To the extent a Fund is not subject to Rule 2a-7, such Eligible Securities must meet the requirements of clauses (i), (iii) and (iv) of paragraph (c)(3) of Rule 2a-7. Additionally:

(a) No Fund shall make portfolio purchases pursuant to the exemption that would result directly or indirectly in the Fund investing pursuant to the exemption more than 2% of its Total Assets (or in the case of a Fund that is not subject to Rule 2a-7, more than 2% of the total of its cash, cash items and Eligible Securities) in instruments that, when acquired by the Fund (either initially or upon any subsequent rollover), were Second Tier Securities; provided that any Fund may make portfolio sales of Second Tier Securities pursuant to the exemption without regard to this limitation.

(b) The exemption shall not apply to an Unrated Security other than a Government Security.

(c) The exemption shall not apply to any instrument, other than a repurchase agreement, issued by BAC or any affiliated person thereof or to any instrument subject to a Demand Feature or Guarantee issued by BAC or any affiliated person thereof.

(2) Repurchase Agreement Requirements - The Funds may engage in repurchase agreements with MLPF&S only if MLPF&S has: (a) net capital, as defined in Rule 15c3-1 under the 1934 Act, of at least $100 million and (b) a record (including the record of predecessors) of at least five years continuous operations as a dealer during which time it engaged in repurchase agreements relating to the kind of instrument subject to the repurchase agreement. MLPF&S shall furnish the Advisor with financial statements for its most recent fiscal year and the most recent semi-annual financial statements made available to their customers. The Advisor shall determine that MLPF&S complies with the above requirements and with the repurchase agreement guidelines adopted by the Boards. Each repurchase agreement will be Collateralized Fully.

(3) Volume Limitations on Transactions - Transactions other than repurchase agreements conducted pursuant to the exemption shall be limited to no more than 25% of (a) the direct or indirect purchases or sales, as the case may be, by each Fund of Eligible Securities other than repurchase agreements; and (b) the purchases or sales, as the case may be, by MLPF&S of Eligible Securities other than repurchase agreements. Transactions comprising repurchase agreements conducted pursuant to the exemption shall be limited to no more than 10% of (a) the repurchase agreements directly or indirectly entered into by the relevant Fund and (b) the repurchase agreements transacted by MLPF&S. These calculations shall be measured on an annual basis (the fiscal year of each Fund and of MLPF&S) and shall be computed with respect to the dollar volume thereof.

(4) Information Required to Document Compliance with Price Test - Before any transaction may be conducted pursuant to the exemption, the relevant Fund or the Advisor must obtain such information as it deems necessary to determine that the price test (as defined in Condition 5 below) applicable to such transaction has been satisfied. In the case of purchase or sale transactions, the Funds or the Advisor must make and document a good faith determination with respect to compliance with the price test based upon current price information obtained through the contemporaneous solicitation of bona fide offers in connection with the type of instrument involved (comparable security falling within the same category of instrument, credit rating, maturity and segment, if any, but not necessarily the identical instrument or issuer). With respect to prospective purchases of instruments, these dealers must be those who have, in their inventories, or who otherwise have access to taxable money market instruments of the categories and the types desired and who are in a position to quote favorable prices with respect thereto. With respect to the prospective disposition of instruments, these dealers must be those who, in the experience of the Funds and the Advisor, are in a position to quote favorable prices. Before any repurchase agreements are entered into pursuant to the exemption, the Funds or the Advisor must obtain and document competitive quotations from at least two other dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers only one other competitive quotation is required.

(5) Price Test - In the case of purchase and sale transactions, a determination will be required in each instance, based upon the information available to the Funds and the Advisor, that the price available from MLPF&S is at least as favorable as that available from other sources. In the case of “swaps” involving trades of one instrument for another, the price test shall be based upon the transaction viewed as a whole, and not upon the two components thereof individually. With respect to transactions involving repurchase agreements, a determination will be required in each instance, based on the information available to the Funds and the Advisor, that the income to be earned from the repurchase agreement is at least equal to that available from other sources in connection with comparable repurchase agreements.

(6) Permissible Dealer Spread - MLPF&S’ spreads in regard to any transaction with the Funds will be no greater than its customary dealer spreads, which in turn will be consistent with the average or standard spread charged by dealers in taxable money market instruments for the type of instrument and the size of transaction involved.

(7) Parties Must Be Factually Independent - The Advisor on the one hand, and MLPF&S, on the other, will operate on different sides of appropriate walls of separation with respect to the Funds and Eligible Securities. The walls of separation will include all of the following characteristics and such others as may from time to time be considered reasonable by MLPF&S and the Advisor to facilitate the factual independence of the Advisor from MLPF&S.

(a) The Advisor will maintain offices physically separate from those of MLPF&S.

(b) The compensation of persons assigned to the Advisor (i.e., executive, administrative or investment personnel) will not depend upon the volume or nature of trades effected by the Advisor for the Funds with MLPF&S under this exemption, except to the extent that such trades may affect the profits and losses of BAC and its subsidiaries as a whole or to the extent that such trades affect the investment performance of a Fund.

(c) MLPF&S will not share any of its respective profits or losses on such transactions with the Advisor, except to the extent that such profits and losses affect the general firmwide compensation of BAC and its subsidiaries as a whole.

(d) Personnel assigned to the Advisor’s investment advisory operations on behalf of the Funds will be exclusively devoted to the investment advisory businesses and affairs of the Advisor and the businesses of its affiliates (other than MLPF&S), and have lines of reporting solely within the Advisor or its affiliates (other than MLPF&S). The personnel assigned to the Advisor’s investment advisory operations that are also involved with the business of other affiliates have absolutely no function or responsibility with respect to MLPF&S.

(e) Personnel assigned to MLPF&S will not participate in the decision-making process for or otherwise seek to influence the Advisor other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients. The Advisor, on the one hand, and MLPF&S, on the other, may nonetheless maintain affiliations other than with respect to the Funds, and in addition with respect to the Funds as follows:

(i) Advisor personnel may rely on research, including credit analysis and reports prepared internally by various subsidiaries and divisions of MLPF&S.

(ii) Certain senior executives of BAC with responsibility for overseeing operations of various divisions, subsidiaries and affiliates of BAC are not precluded from exercising those functions over the Advisor because they oversee MLPF&S, as well; provided that such persons shall not have any involvement with respect to proposed transactions pursuant to the exemption and will not in any way attempt to influence or control the placing by the Funds or the Advisor of orders in respect of Eligible Securities with MLPF&S.

(8) Record-Keeping Requirements - The Funds and the Advisor will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief. In this regard:

(a) Each Fund shall maintain an itemized daily record of all purchases and sales of instruments pursuant to the exemption, showing for each transaction: the name and quantity of instruments; the unit purchase or sale price; the time and date of the transaction; and whether such instrument was a First Tier Security or a Second Tier Security. Such records also shall, for each transaction, document two quotations received from other dealers for comparable instruments (except that, in the case of repurchase agreements and consistent with Condition 4, if quotations are unavailable from two such dealers only one other competitive quotation is required), including: the names of the dealers; the names of the instruments; the prices quoted, the times and dates the quotations were received; and whether such instruments were First Tier Securities or Second Tier Securities.

(b) Each Fund shall maintain a ledger or other record showing, on a daily basis, the percentage of the Fund’s Total Assets (or, in the case of a Fund that is not subject to Rule 2a-7, the percentage of the total of its cash, cash items and Eligible Securities) represented by Second Tier Securities acquired from MLPF&S.

(c) Each Fund shall maintain records sufficient to verify compliance with the volume limitations contained in condition (3), above. MLPF&S will provide the Funds with all records and information necessary to implement this requirement.

(d) Each Fund shall maintain records sufficient to verify compliance with the requirements related to repurchase agreements contained in condition (2), above.

The records required by this condition (8) will be maintained and preserved in the same manner as records required under Rule 31a-1(b)(1) of the 1940 Act.

(9) Guidelines - MLPF&S and the Advisor, with the assistance of their compliance departments, will prepare and, as necessary, update guidelines for personnel of MLPF&S or the Advisor, as the case may be, to make certain that transactions conducted pursuant to the exemption comply with the conditions set forth therein, and that the parties generally maintain arm’s-length relationships. In training personnel of MLPF&S, particular emphasis will be given to the fact that the Funds are to receive rates as favorable as other institutional purchasers buying the same quantities. The compliance departments of MLPF&S and the Advisor will periodically monitor the activities of

MLPF&S and the Advisor to make certain that the conditions set forth in the exemption are adhered to.

(10) Audit Committee Review - The Audit Committee or another committee which, in each case, consists of Independent Members, will approve, periodically review and update as necessary, guidelines for the Advisor and MLPF&S reasonably designed to ensure that transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the procedures described herein are followed in all respects. The respective Audit Committees will periodically monitor the activities of the Funds, the Advisor and MLPF&S in this regard to ensure that these matters are being accomplished.

(11) Scope of Exemption - Applicants expressly acknowledge that any order issued on the application would grant relief from Section 17(a) of the 1940 Act only, and would not grant relief from any other section of, or rule under, the 1940 Act including, without limitation, Rule 2a-7.

(12) Board Review - The Board, including a majority of the Independent Members, will have approved each Fund’s participation in transactions conducted pursuant to the exemption and determined that such participation by the Fund is in the best interests of the Fund and its shareholders. The minutes of the meeting of the Board at which this approval is given will reflect in detail the reasons for the Board’s determination. The Board will review no less frequently than annually a Fund’s participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Fund’s participation in such transactions continues to be in the best interests of the Fund and its shareholders. Such review will include (but not be limited to): (a) a comparison of the volume of transactions in each type of instrument conducted pursuant to the exemption to the market presence of MLPF&S in the market for that type of instrument; and (b) a determination that the Funds are maintaining appropriate trading relationships with other sources for each type of instrument to ensure that there are appropriate sources for the quotations required by Condition (4) above. The minutes of the meetings of the Board at which this determination is made will reflect in detail the reasons for the Board’s determination.

The Applicants believe that the granting of the order requested in this Application will provide the Funds with broader and more complete access to the money market, which is necessary to carry out the policies and objectives of each of the Funds in obtaining the most beneficial terms in all portfolio transactions. In addition, the Applicants respectfully submit that the requested relief will provide the Funds with important new information sources in the money market, to the direct benefit of the shareholders in the Funds. The Applicants believe that the transactions contemplated by this Application are identical to those in which they are currently engaged pursuant to the BAS Order, except for the proposed participation of MLPF&S, and that such transactions are consistent with the policies of the Funds as recited in their registration statements and reports filed under the 1940 Act.

The Applicants believe that the procedures set forth with respect to transactions with MLPF&S are structured in such a way as to insure that such transactions will be, in all instances, reasonable and fair, and will not involve overreaching on the part of any person concerned, and that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

In light of the foregoing, it is respectfully requested that an order be entered, pursuant to Section 6(c) and Section 17(b) of the 1940 Act, exempting the Applicants from Section 17(a) of the 1940 Act, to permit principal transactions and transactions in repurchase agreements among the Funds and MLPF&S, in accordance with the terms and conditions set forth herein.

VI. PRECEDENT

The Guidelines and the conditions pursuant to which the requested relief would be granted are substantially based upon the orders of the Commission with respect to affiliates of Banc of America Securities LLC, Investment Company Act Release Nos. 28573 (Dec. 29, 2008) and 28526 (Dec. 1, 2008), Lehman Brothers Inc., Investment Company Act Release Nos. 27957 (Aug. 28, 2007) (order) and 27920 (Aug. 1, 2007) (notice) and J.P. Morgan Securities Inc., Investment Company Act Release Nos. 25608 (June 11, 2002) (order) and 25574 (May 15, 2002) (notice), which modified the Commission’s approach to similar orders previously granted to MLPF&S, Investment Company Act Release Nos. 18748 (June 2, 1992) (order) and 18693 (May 6, 1992) (notice), and Goldman Sachs & Co., Investment Company Act Release Nos. 20733 (Nov. 23, 1994) (order) and 20653 (Oct. 25, 1994) (notice), which orders granted authorization for these entities to engage in principal transactions including repurchase agreement transactions with affiliates. In addition, the Commission recently provided substantially similar relief to Morgan Stanley & Co., Inc., Investment Company Act Release Nos. 28150 (Feb. 13, 2008) (order) and 28125 (Jan. 18, 2008) (notice).

VII. CONCLUSION

The Applicants believe that the granting of the order requested in this Application will benefit the shareholders of each of the Funds by providing the Funds more complete access to the taxable money market instruments in which they invest, and such access is needed to ensure the availability of suitable portfolio instruments at the most beneficial terms available. The Applicants further believe that the procedures to be followed with respect to principal transactions and transactions in repurchase agreements with MLPF&S are designed to ensure that such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned. In conclusion, the Applicants believe that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

In light of the foregoing, it is respectfully requested that an order be entered, pursuant to Section 6(c) and Section 17(b) of the 1940 Act, to permit each of the Funds and the Advisor to engage in principal transactions in taxable money market instruments and transactions in repurchase agreements with MLPF&S, as specified herein.

The Applicants respectfully request that any communications regarding this Application be directed to Robert M. Kurucza, Esq., Goodwin Procter LLP, 901 New York Avenue, N.W., Washington, D.C. 20001, Telephone (202) 346-4000; Peter T. Fariel, Esq., Bank of America, N.A., MA5-100-11-04, 100 Federal Street, 11th Floor, Boston, Massachusetts 02110; and Amy H. Farris, Esq., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America Tower, NY1-100-18-05, One Bryant Park, 18th Floor, New York, New York 10036. Thank you for your consideration.

VIII. EXHIBITS

The following exhibits are filed with this Application:

A.	Authorization of the Companies, the Advisor, and MLPF&S pursuant to Rule 0-2(c).

B.	Verification of the Companies, the Advisor, and MLPF&S pursuant to Rule 0-2(d).

IX. PROCEDURAL MATTERS

1. Pursuant to Rule 0-2(f) under the 1940 Act, the Trust and the Advisor hereby state that their address is:

100 Federal Street

Boston, Massachusetts 02110

Pursuant to Rule 0-2(f) under the 1940 Act, MLPF&S hereby states that its address is:

Bank of America Tower

One Bryant Park

New York, New York 10036

The Applicants further state that all communications or questions should be directed to:

Robert M. Kurucza, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C. 20001

(202) 346-4000

with copies to:

Peter T. Fariel, Esq. Bank of America, N.A. MA5-100-11-04 100 Federal Street 11th Floor Boston, Massachusetts 02110	Amy H. Farris, Esq. Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower NY1-100-18-05 One Bryant Park 18th Floor New York, New York 10036

2. Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Company and MLPF&S is fully authorized to do so. Under the provisions of the Trust’s and MLPF&S’ respective Declaration of

Trust and Articles of Incorporation and/or By-Laws/Code of Regulations, responsibility for the management of the affairs and business of the Trust and MLPF&S is vested in its Board of Trustees, Directors or Managers. The Trust and MLPF&S has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant. All requirements in any document and instructions authorizing the signing and filing of this Application by the Advisor have been complied with and the person signing and filing this Application on behalf of the Advisor is fully authorized to do so.

3. The Authorization for each of the Companies, the Advisor, and MLPF&S are attached hereto as Exhibits A-1 through A-3.

4. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-3.

5. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

6. For the reasons set forth in this Application, Applicants respectfully request that the Commission issue an order pursuant to Section 6(c) and 17(b) of the 1940 Act granting the relief requested herein.

7. A copy of the Declaration of Trust of the Trust, is on file at the principal offices of the Trust.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below.

BOFA FUNDS SERIES TRUST, ON BEHALF OF EACH OF ITS SERIES OF FUNDS

June 24, 2011	By:	/S/ PETER T. FARIEL
	Name:	Peter T. Fariel, Esq.
	Title:	Senior Vice President, Secretary and Chief Legal Officer

BOFA ADVISORS, LLC

June 27, 2011	By:	/S/ MICHAEL J. PELZAR
	Name:	Michael J. Pelzar
	Title:	President, Chief Executive Officer and Chairman

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

June 21, 2011	By:	/S/ ROBERT BEEHLER
	Name:	Robert Beehler
	Title:	Managing Director

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)	A-1 through A-3

Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-3

EXHIBIT A-1

Authorization of BofA Funds Series Trust

Secretary’s Certificate

The undersigned hereby certifies that he is the duly elected Secretary of BofA Funds Series Trust (the “Fund Company”), which is an applicant with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the declaration of trust and/or other charter documents of the Fund Company have been taken and the person signing and filing the Application on behalf of the Fund Company is fully authorized to do so; and that the Board of Trustees of the Fund Company duly adopted the following resolutions at a meeting of the Board of Trustees on December 8, 2010:

RESOLVED, that the Board hereby approves the preparation, execution and submission of, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act and Rule 17d-1 for exemptions from various Sections of 1940 Act, including, but not limited to, Section 17(a) of the 1940 Act, and any amendments or supplements thereto, that may be necessary or appropriate, to permit the Fund Company to enter into transactions with affiliated persons involving certain taxable money market instruments (including repurchase agreements), as described at this meeting; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund Company such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

WITNESS the signature of the undersigned this 24th day of June 2011.

By:	/S/ PETER T. FARIEL
Peter T. Fariel, Esq. Secretary BofA Funds Series Trust

The undersigned does certify that he is an Assistant Secretary of the Fund Company and does further certify that Peter T. Fariel is, and at all times since December 2009, has been, a duly elected or appointed, qualified and acting Secretary of the Fund Company and that the signature set forth above is his genuine signature.

WITNESS the signature of the undersigned this 27th day of June 2011.

By:	/S/ ROBERT J. FITZPATRICK
Robert J. Fitzpatrick Assistant Secretary BofA Funds Series Trust

EXHIBIT A-2

Authorization for BofA Advisors, LLC

Secretary’s Certificate

The undersigned hereby certifies that she is the duly elected Secretary of BofA Advisors, LLC (the “Company”), which is an applicant with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended; that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the charter documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Company duly adopted the following resolutions on June 23, 2011:

RESOLVED, that the officers of BofA Advisors, LLC be, and each hereby is, authorized to prepare, execute and submit on behalf of BofA Advisors, LLC, an exemptive application to the Securities and Exchange Commission (“SEC”) for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (“1940 Act”), for exemptions from Section 17(a) of the 1940 Act, and any amendments or supplements thereto, that may be necessary or appropriate, to permit the BofA Funds to enter into transactions with affiliated persons involving money market instruments and repurchase agreements; and

RESOLVED, that the officers of BofA Advisors, LLC be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of BofA Advisors, LLC such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

RESOLVED, that the Board of Managers hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

WITNESS the signature of the undersigned this 24th day of June 2011.

By:	/S/ ELIZABETH PRYOR
Elizabeth Pryor Secretary BofA Advisors, LLC

EXHIBIT A-3

Authorization for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Secretary’s Certificate

I, Mary E. Willard, Assistant Secretary of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware Corporation (herein the “Corporation”), having its principal place of business in the City of New York, County of New York, State of New York, do hereby certify that:

1.	I am the duly appointed, qualified and acting Assistant Secretary of the Corporation.

2.	Attached hereto as Exhibit A is a true and correct copy of Resolutions relating to Officers, adopted by the Board of Directors of the Corporation on September 22, 2010 relating to (i) Officer Titles and Roles Defined by Regulation, (ii) Officer Authority, and (iii) Dual Officers (the “Resolutions”), all to the extent set forth therein, and that such Resolutions are in full force and effect and have not been amended or rescinded as of the date hereof.

3.	The resolutions attached as Exhibit A authorize any Managing Director of the Corporation to approve, execute, acknowledge, attest, file, deliver and accept any and all instruments or documents relating to the business or activities of the Corporation which he or she deems in good faith to be necessary or desirable in connection with the conduct of any and all activities in which the Corporation may be lawfully engaged.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of the Corporation this 21st day of June 2011.

(SEAL)

/S/ MARY E. WILLARD
Mary E. Willard Assistant Secretary

RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

(the “Corporation”)

September 22, 2010

WHEREAS, the Board of Directors of the Corporation (the “Board”) on October 13, 2009, adopted resolutions with respect to (i) the titles conferred on the Corporation’s officers in accordance with the Bylaws and the relationship of the Sole Stockholder, the Board and specified officers to governance roles defined by regulation, (ii) the authority and powers conferred on the Corporation’s officers in accordance with the Bylaws to conduct the business of the Corporation, and (iii) the appointment of officers of affiliates of the Corporation (any such entity, an “Affiliate”) to be dual officers of the Corporation and the appointment of officers of the Corporation to be dual officers of an Affiliate in accordance with applicable regulation and the policies and procedures of the Corporation and its Affiliates, all in accordance with the Bylaws (capitalized terms used herein without definition shall have their respective meanings set forth in the Bylaws); and

WHEREAS, the Board desires to revise such resolutions;

NOW, THEREFORE, BE IT

I. OFFICER TITLES AND ROLES DEFINED BY REGULATION

RESOLVED, that except for such titles as have been or hereafter are approved by the Board or the Corporation’s Chief Executive Officer or Co-Chief Executive Officers (“CEO” or “Co-CEOs”), as the case may be, from time to time, the organizational titles used within the Corporation shall be those titles authorized by the Personnel Group of Bank of America Corporation (the “Personnel Group”) and the Personnel Group is hereby authorized to take such action on behalf of the Corporation as is necessary to assign such titles to any officer of the Corporation whose records do not reflect any such title, which may be determined by the Personnel Group in consultation with the Secretary of the Corporation; and it is

FURTHER RESOLVED, that in addition to the Board and the CEO or Co-CEOs of the Corporation, the Chief Operating Officer, the Chief Administrative Officer, the Chief Operations Officer, the Chief Financial Officer, the Chief Compliance Officer or Co-Chief Compliance Officers, and the Chief Legal Officer shall have the authority to appoint officers with any of the titles authorized by the Personnel Group or to change the titles then held by existing officers of the Corporation; and it is

FURTHER RESOLVED, that any Stockholder of the Corporation, all of the members of the Board, and the CEO or Co-CEOs of the Corporation (if said CEO or Co-CEOs are not a member of the Board) shall be deemed Control Persons (as such term applies to Form BD filed pursuant to Rule 15b1-1 of the Securities Exchange Act of 1934, as amended) of the Corporation; and it is

FURTHER RESOLVED, that the “principal executive officers” of the Corporation, pursuant to New York Stock Exchange (“NYSE”) Rule 311(b)(5) (“Rule 311(b)(5)”), shall be deemed to be the CEO or Co-CEOs, the Chief Operations Officer, the Chief Financial Officer, and the Chief

Compliance Officer or Co-Chief Compliance Officers (as a non-supervisor except as explicitly specified by the Board) and any other officer that shall be appointed by the Board to exercise senior principal executive responsibility over such respective area of the Corporation’s business as shall be specified by the Board in connection with any such appointment.

II. OFFICER AUTHORITY

RESOLVED, that any officer of the Corporation holding the title of CEO, Co-CEO, Executive Vice President, Managing Director, or those certain Senior Vice Presidents listed on the attached Appendix I (specifically excluding Complex Directors and Financial Advisors engaged in the Wealth and Investment Management business) shall have authority on behalf of the Corporation to approve, execute, acknowledge, attest, file, deliver and accept any and all instruments or documents relating to the business or activities of the Corporation which he or she deems in good faith to be necessary or desirable in connection with the conduct of any and all activities in which the Corporation may be lawfully engaged, including, but not limited to, all agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, guarantees, master agreements, swap agreements, security and pledge agreements, guarantees of signatures, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, powers of attorney, and other instruments or documents; and it is

FURTHER RESOLVED, that the authority granted in the immediately preceding resolution includes, without limitation, the authority to approve, enter into and perform all transactions and contracts relating to the purchasing, underwriting, dealing and trading or investing in, or otherwise acquiring (including purchasing on margin and borrowing funds through or from Affiliates or third parties and securing payment thereof with property of the Corporation), possessing, selling (including short sales), placing as agent, remarketing, acting as auction agent, effecting transactions pursuant to repurchase and reverse repurchase agreements, transferring, lending, borrowing, exchanging or otherwise disposing of, and generally executing any transaction involving or consisting of (but not limited to):

(A) equity or secured or unsecured debt securities and instruments of every kind representing an interest in such equity or debt, whether on a current, mandatory forward or optional commitment basis;

(B) foreign currencies and foreign currency-denominated securities, deposits and money market instruments including without limitation currency swaps, cross-currency interest rate swaps, Eurocurrency deposits and redeposits, certificates of deposit, notes and floating rate notes and bonds;

(C) futures and options (exchange listed or over-the-counter) on securities, securities indices, financial instruments and foreign currencies;

(D) commodities and all contracts related to the trading, delivery or storage thereof;

(E) (i) a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) a type of transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, currently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made; and

(F) any combination of the foregoing, including any synthetic exposure thereto pursuant to contract or otherwise; and it is

FURTHER RESOLVED, that the authority granted in the two immediately preceding resolutions includes, without limitation, the authority to approve, enter into and perform any and all contracts, agreements and other instruments relating to, and provide investment, financial and strategic advice and other financial services in connection with, various transactions, arrangements or financial matters, including without limitation (a) any merger, acquisition, sale, combination, reorganization and recapitalization of public and private companies as well as the purchase and sale, or other acquisition or disposition, of all or a portion of the business, assets or securities of such companies and (b) acting as an arranger, originator and/or agent of syndicated and other credit agreements, loan facilities and other similar financing arrangements.

FURTHER RESOLVED, that the authority granted in the four immediately preceding resolutions includes the authority, without limitation, to (i) establish banking or securities accounts and other related arrangements for borrowing or investment of funds, cashiering, collateralizing, transferring funds, settling and clearing transactions and all related matters; (ii) give written (including telecopies, facsimilies, telegraphic and electronic) or oral instructions, to pay in cash or by check and/or draft drawn upon the funds of the Corporation such sums as may be necessary, and to bind and obligate the Corporation to and for the carrying out of any transaction, contract, agreement, arrangement or commitment which shall be entered into by any such officers for and on behalf of the Corporation in furtherance of any of the foregoing; (iii) deliver, or accept delivery of, securities or other documents; (iv) authorize or order the transfer or delivery of securities or other documents and enter into and bind the Corporation to the terms of any and all agreements with appropriate clearing organizations; (v) affix the seal of the Corporation to any documents, instruments or agreements or otherwise; (vi) endorse in the name of the Corporation or otherwise any securities or other instruments in order to pass title thereto; (vii) direct the sale or exercise of all rights with respect to any securities or other instruments; (viii) sign releases, powers of attorney, proxies and execute other documents in connection with any aforementioned transaction, contract, agreement, arrangement or commitment and to agree to any terms or conditions in connection therewith; (ix) accept delivery of any securities, commodities, documents or other items; and (x) do and take any and all action necessary or considered in good faith desirable in connection with any aforementioned or similar transaction, contract, agreement, arrangement or commitment; and it is

FURTHER RESOLVED, that any officer of the Corporation holding the title of CEO, Co-CEO, Executive Vice President, Managing Director, or those certain Senior Vice Presidents listed on the attached Appendix I (specifically excluding Complex Directors and Financial Advisors engaged in the Wealth and Investment Management business) shall also have the authority to designate specific officers of the Corporation pursuant to one or more written documents (each a “Certificate of Designation”) for the purpose of delegating any or all of the authority conferred in the three immediately preceding resolutions to any officer of the Corporation. To be effective, any such Certificate of Designation must be made in writing, must be signed by the CEO, Co-CEO, Executive Vice President, Managing Director, or one of those certain Senior Vice Presidents listed on the attached Appendix I (specifically excluding Complex Directors and Financial Advisors engaged in the Wealth and Investment Management business) making such delegation, and must be filed with the Secretary of the Corporation. Any such delegation shall be effective for the lesser of (a) any term set forth in the Certificate of Designation or (b) the date such Certificate of Designation is repealed by the designor, his or her successor or the Board. In addition, any such Certificate of Designation shall automatically terminate upon the designated officer’s resignation or termination; and it is

FURTHER RESOLVED, that the authority granted in the preceding resolutions includes the authority to ratify and confirm any action previously taken for or on behalf of the Corporation that, if taken currently, would be within the scope of the foregoing resolutions; and it is

FURTHER RESOLVED, that any officer named in a resolution of the Board assigning such officer one or more titles commonly used for offices of a corporation formed under the General Corporation Law of the State of Delaware, or any individual who is listed on the Corporation’s personnel records in a position equal to any of the aforementioned officer positions, may exercise any and all powers and duties pertaining by law, regulation or practice to such office and shall also perform such other duties as may be conferred or assigned from time to time by the Board; and it is

FURTHER RESOLVED, that all delegations of authority that are filed with the Secretary of the Corporation after the effective date of these resolutions are hereby approved, ratified, and confirmed pursuant to the foregoing resolutions; and it is

FURTHER RESOLVED, that all delegations of authority that were filed with the Secretary of the Corporation prior to the effective date of these resolutions (the “Prior Delegations”) pursuant to the Prior Resolutions are hereby ratified and confirmed and shall continue in effect until January 1, 2010 at which time all such Prior Delegations shall become null and void.

III. DUAL OFFICERS

RESOLVED, that any officer of an Affiliate who, in the opinion of such officer’s supervising Managing Director or Senior Vice President and a Managing Director of the Corporation or one of those certain Senior Vice Presidents of the Corporation listed on the attached Appendix I, should be a dual officer of the Corporation in order to carry out the responsibilities associated with such officer’s job function, and who has been approved by and therefore appears on the approved list of the Compliance Department of the Corporation (the “Compliance Department”) as a dual officer of the Corporation and such Affiliate in accordance with NYSE Rule 346(e), is deemed to be an appointed officer of the Corporation, with the same or comparable title as such officer holds in such Affiliate; and it is

FURTHER RESOLVED, that, each officer of an Affiliate who is approved and appointed by the Compliance Department as a dual officer of the Corporation pursuant to the immediately foregoing resolution shall have such authority as shall be specified by the Managing Director of the Corporation or one of those certain Senior Vice Presidents of the Corporation listed on the attached Appendix I, as the case may be, who approved such appointment; provided, unless specifically limited thereby, any such appointment shall be deemed to confer on such officer all the authority that otherwise can be conferred by a Certificate of Designation; and it is

FURTHER RESOLVED, that notwithstanding an individual’s appointment as a dual officer of the Corporation, such individual shall remain an employee solely of the Affiliate upon which such individual’s payroll is drawn, except as otherwise specifically provided by written agreement; and it is

FURTHER RESOLVED that a person’s appointment as a dual officer of the Corporation shall be revoked upon the earlier of (i) the termination of such person’s employment by the Corporation or the Affiliate of which such person was an officer at the time of such appointment or (ii) the transfer out or other change in job responsibilities of such person either at the Corporation or at such Affiliate that based on the determination of the Compliance Department requires the removal of such person from the approved list of dual officers; and it is

FURTHER RESOLVED, that as approved from time to time by the Compliance Department, any officer of the Corporation who, in the opinion of such officer’s supervising Managing Director or one of those certain Senior Vice Presidents listed on the attached Appendix I and a Managing Director or Senior Vice President of an Affiliate, needs to be an officer of such Affiliate in order to carry out the responsibilities associated with such officer’s job function is authorized to serve as a dual officer of such Affiliate; and it is

FURTHER RESOLVED, that all dual officers whose appointments were or are hereafter approved by and therefore currently or hereafter appear on the approved list of the Compliance Department as dual officers of the Corporation and an Affiliate are hereby ratified and confirmed and shall continue in effect as though they had been made or approved pursuant to the foregoing resolutions; and it is

FURTHER RESOLVED, that any change in a dual officer’s title (such as a promotion or realignment of corporate titles) as duly authorized by an Affiliate following his or her appointment as a dual officer shall not in any way impact his or her dual officer status except that said dual officer shall thereafter be deemed to have the same or comparable title at the Corporation as that granted by such Affiliate; and it is

FURTHER RESOLVED, that any action previously taken, that if taken after the approval of the foregoing resolutions would be within the scope of the foregoing resolutions, is hereby approved, ratified and confirmed in all respects as the authorized act and deed of the Corporation; and it is

FURTHER RESOLVED, that each of the Chief Compliance Officer or Co-Chief Compliance Officer, the Chief Legal Officer, and the Secretary of the Corporation is hereby authorized to take any and all actions, including execution, delivery, acknowledgment, filing, recording and sealing of any and all documents, certificates, notices, statements or other instruments, including the delegation of the authority granted to each pursuant to the Agreement or by resolutions of the Board then in effect to such officers of the Corporation or an Affiliate as each so determines (as evidenced by a Certificate of Designation, power of attorney or otherwise), and the making of any expenditures deemed necessary or advisable in order to effectuate or carry out fully the purpose or intent of the foregoing resolutions; and it is

FURTHER RESOLVED, that the Prior Resolutions are hereby repealed in their entirety.

APPENDIX I

The following are those certain Senior Vice Presidents granted signature authority pursuant to this resolution adopted by the Board of Directors of the Corporation on September 22, 2010:

William C. Caccamise

Gloria J. Greco

Isaac Osaki

Douglas G. Preston

Robert Qutub

Michael B. Radest

EXHIBIT B-1

BofA Funds Series Trust

Verification

Commonwealth of Massachusetts	)
County of Suffolk	) ss:
)

The undersigned states that he has duly executed the attached Application for and on behalf of BofA Funds Series Trust (the “Company”), that he is the Secretary of the Company and that all actions of the Board of Trustees of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/S/ PETER T. FARIEL
Peter T. Fariel, Esq. Secretary BofA Funds Series Trust

B-1

EXHIBIT B-2

BofA Advisors, LLC

Verification

Commonwealth of Massachusetts	)
County of Suffolk	) ss:
)

The undersigned states that he has duly executed the attached Application for and on behalf of BofA Advisors, LLC (the “Company”), that he is the President, Chief Executive Officer and Chairman of the Company and that all actions of the Board of Managers of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/S/ MICHAEL J. PELZAR
Michael J. Pelzar President, Chief Executive Officer and Chairman BofA Advisors, LLC

B-2

EXHIBIT B-3

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Verification

State of New York	)
County of New York	) ss:
)

The undersigned states that he has duly executed the attached Application for and on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Corporation”), that he is a Managing Director of the Corporation and that all actions of the Board of Directors of the Corporation necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/S/ ROBERT BEEHLER
Robert Beehler Managing Director Merrill Lynch, Pierce, Fenner & Smith Incorporated

B-3